

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4720

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 11, 2016

<u>Via E-mail</u>
Mr. Roberto Jesus Valdes
President, Director and Principal Executive Office
International Land Alliance, Inc.
1501 India Street, Suite 103109
San Diego, California

      Re: International Land Alliance, Inc.
                Registration Statement on Form S-1
                Filed February 11, 2016
                File No. 333-209484

Dear Mr. Valdes:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

<u>Outside Front Cover Page of the Prospectus</u>

2.   Please disclose on the cover page that you are an Emerging Growth Company. Please refer to "Jumpstart Our Business Startups Act, Frequently Asked Questions, Generally Applicable Questions on Title I of the JOBS Act," December 21, 2015, Question 4.

3.   Please clarify whether you plan to list your stock on one of the OTC marketplaces (if so, name the particular marketplace) or plan to have your stock quoted on the OTC Bulletin Board. Please make conforming revisions as necessary throughout the prospectus. Please refer to Item 501(b)(4) of Regulation S-K.

4.   Please include the legends required by Item 501(b)(6) and (7) of Regulation S-K.

5.   Regarding the circumstances under which the offering terminates, please clarify whether management has the right to terminate the offering at any time in its discretion. In this regard we note your termination disclosure on page 8. In addition, please clarify whether management has the right to extend the offering period.

Summary Information, page 6

6.   Regarding the "Organization" disclosure, please disclose the telephone number of your principal executive offices. Please refer to Item 503(b) of Regulation S-K.

7.   Regarding the "Controlling Shareholders" disclosure, please clarify whether the identified security holders own preferred shares. Please make conforming revision as necessary throughout the prospectus.

8.   Please revise the "Going Concern" section to include the amount of your accumulated deficit.

9.   Regarding the "Historical Operations" section, please add the ending year defining the period.

Risk Factors

10.   Please add a risk factor relating to the potential conflict of interest associated with Mr. Valdes serving as your President and Director and as the owner of your business partner Groupo Valcas, or tell us why you believe a risk factor is not necessary.

Determination of the Offering Price, page 27

11.   Please revise this section to reconcile it with your statement in the last risk factor on page 21 that "The offering price of the common stock was determined based on the price of the shares that were sold to our shareholders in a private placement."

Selling Shareholders, page 29

12.   Please reconcile your table on page 30 that indicates that the total number of shares being offered by selling shareholders is only 710,000 with your statements on the cover page of both the registration statement and the prospectus and other pages that the number of shares being offered by selling shareholders is 730,000.

Plan of Distribution

Shares Eligible for Future Sale, page 34

13.   In the second paragraph, you indicate that the 9,080,000 shares of common stock outstanding include the 2,000,000 shares issuable in this offering. As the shares issuable in this offering are not yet outstanding, please revise your disclosure accordingly. In view of the foregoing, please also adjust the number of restricted securities that you refer to in the third paragraph.

Description of Business Operations, page 36

14.   We note from your website that you are creating a new division to deliver manufactured housing and are offering financing to purchasers of your lots. Please disclose information about this in the business section and explain in the MD&A how you will finance such activities.

15.   We note disclosure of your acquisition of International Land Alliance, SA De CV on October 1, 2013 along with similar disclosure in your related party stock issuances on page 46. We also note the company was formed immediately prior to this acquisition on September 26, 2013. Please revise your filing to clarify and provide us with a detailed understanding of how you accounted for this acquisition in your financial statements.

16.   As a related matter, please tell us and revise your filing to disclose information related to International Land Alliance, SA De CV, including but not limited to, when the company was formed, what assets and liabilities were acquired in the transaction and how they were valued at acquisition date, recent operating results and any other relevant information which will provide a detailed understanding of the predecessor company.

Our Properties, page 37

17.   Please clarify whether you own the Oasis Park and Valle Divino properties and describe the nature of your interest in the properties.

18.   Please revise the first paragraph to describe the respective roles that you and your "planning and development partner," Grupo Valcas will play in the development and sale of the properties and the respective economic commitments and rewards.

19.   Please revise your description of Oasis Park and Valle Divino as follows: clarify your currently anticipated time table for the development of the properties;

- Clarify whether you are in the business of selling vacant lots or whether you will be selling lots with homes on them;

- Describe all of the material steps that must be taken before lots can be sold and estimate the costs and the estimated completion date for each property;

- Describe the current physical location and condition of the property including its terrain, and whether it is inland or on the coast;

- Describe the stage of development and any improvements you have made to the property; and

- Describe the legal status of the property including whether the property lots have been legally subdivided into lots.

Please make conforming changes to the "Properties" section on page 40. Please refer to Item 102 of Regulation S-K.

Government Regulation, page 39

20.   Please disclose the government approvals that you have received. With regard to approvals that you have not yet received, discuss the status of the approval within the government approval process. Please refer to Item 101(h)(4)(viii) of Regulation S-K.

21.   Please disclose the costs and effects of compliance with environmental laws (federal, state and local). Please refer to Item 101(h)(4)(xi) of Regulation S-K.

22.   Please clarify whether your two properties are deemed foreign owned and are held pursuant to bank trusts.

Employees, page 40

23.   You disclose on page 40 that you have three executive employees but on page 41 you disclose five executive officers. Please reconcile your disclosures. Please refer to Item 102(h)(4)(xii) of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 41

24.   Please disclose each person's principal occupations and employment during the past five years, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Please refer to Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 45

25.   Please tell us why you did not include in your table, as a beneficial owner of more than 5% of your outstanding stock, Elizabeth Roemer to whom you gave 1 million shares in October 2013 (according to the section entitled Recent Sales of Unregistered Securities on page 50).

Certain Relationships and Related Transactions, page 46

26.   Please disclose information regarding your transactions and relationship with Grupo Valcas. In this regard, we note that your President and Director Mr. Valdes is the primary owner of Grupo Valcas. Please refer to Item 404(a) and (d) of Regulation S-K.

Advances from Related Parties, page 46

27.   Please disclose the date on which the two properties were contributed to ILA Mexico, as well as the amount of the obligation and the amount to be repaid. Please also disclose the basis for the valuation.

28.   We note disclosure that your directors have contributed the land currently available for sale in Oasis Park and Valle Divino and presented as investments in property on your balance sheet on page 54. Please tell us and revise your filing as applicable to clarify the following:

   - Explain how you determined the amounts that were recorded for contribution of land as investments on your consolidated balance sheet along with cash inflows/outflows in your consolidated statement of cash flows;

   - Discuss whether any common and/or preferred stock was issued to the directors as a result of their contribution of land and how these shares were valued, as applicable; and

- Explain to us in further detail how and why the directors will be repaid by revenues from operations even though no formal document or promissory note currently exists.

Plan of Operations, page 47

29. Please provide more detail regarding the timing and costs of your development of each property including the estimated total costs and estimated date of completion. Please include detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Please explain how you intend to meet each of the milestones if you do not receive funding.

Results of Operations, page 48

30. Please disclose the number and size of lots sold and the price for each, as well as any expenses relating to each sale. Please refer to Item 303(a)(3) of Regulation S-

Development Stage and Capital Resources, page 49

31. We note your disclosure that you are considered to be in the development stage and are therefore a development stage company. We also note disclosure in your financial statements footnotes on page 58 that you have prepared your financial statements in accordance with ASC 915 for Development Stage Entities. Please note that ASU 2014-10 superseded ASC 915 effective December 15, 2014. ASU 2014-10 eliminated the supplemental financial reporting requirements previously required under ASC 915 for development stage entities for all annual periods beginning after December 15, 2014 and interim periods therein; and also required certain risk and uncertainty disclosures under ASC 275. Please revise your filing to comply with these updated disclosure requirements.

Recent Sales of Unregistered Securities, page 50

32. Please revise the first paragraph to disclose the amount of assets and liabilities you received in exchange for the 7.25 million shares that you issued to Mr. Valdes and Jason A. Sunstein Family Investments. Please revise the fifth paragraph to disclose the amount of cash of the nature and aggregate amount of consideration that you received from the four purchasers. With regard to each sale disclosed, please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. Please refer to Item 701 of Regulation S-K.

Financial Statements

General

33.   Please revise your filing to ensure page numbers are included as we note missing page references between pages 57 and 65 in your financial statement footnotes. Please note that as a result our issued comments related to footnotes are referenced to page 58.

34.   We note that you only provide inception to date financial statements but do not include annual or interim financial statements. Please revise to include all financial statements required by Article 8 of Regulation S-X. Please also update your Management's Discussion and Analysis section accordingly.

35.   Please revise to include an updated audit opinion from your independent auditor related to audited financial statements provided to comply with the requirements of Article 8 of Regulation S-X.

Consolidated Balance Sheet, page 54

36.   We note a negative balance of $82,151 on your balance sheet related to Shareholder Loans. Please revise the footnotes to explain in further detail the terms of the shareholder loan and clarify whether this balance represents deferred compensation as noted in your consolidated statement of cash flows. Additionally, please explain why this amount is presented as a negative liability and not an asset as of September 30, 2015. Please also revise your liquidity table on page 49 as appropriate.

37.   Please revise your filing to explain the nature of the liability recorded for Oasis Park Resort/San Felipe as of September 30, 2015.

38.   The amounts for various line items and the total presented in in Stockholders' Equity section of your consolidated balance sheet do not appear to reconcile to those presented in your statement of stockholders' equity. Please revise your filing to correctly and consistently present these amounts, as applicable.

Consolidated Statement of Operations, page 55

39.   We note net income of $69,890 presented in your consolidated statement of operations. However, we also note the following references to net losses in your filing:

- Accumulated Deficit column presented in your Statement of Stockholder's Equity on page 57;

- Loss per share accounting policy footnote on page 58; and

- Income tax footnote on page 58.

Please revise these and any other disclosures in your filing for consistency, as appropriate.

40. We note that you present revenues of $200,000 for lot sales. Please tell us how these lots sales were recorded in your financial statements, the authoritative guidance you relied upon in recognizing the revenues related to these lot sales, including any consideration given to the guidance in ASC 976-605. Please consider providing journal entries to explain your accounting, as necessary.

41. Please also tell us how you account for project costs associated with acquisition, development and construction of your real estate projects and where those costs are presented in your financial statements.

42. Please revise your filing to present earnings per share in your income statement and also in your net income per share footnote on page 65 in accordance with ASC 260-10.

Note 2 – Summary of Significant Accounting Policies, page 58

43. Please revise your accounting policy footnotes to disclose your accounting for investments in both the Oasis Park Resort/San Felipe and International Land Alliance, S.A. de C.V. along with how these investments are reviewed for impairment. Please also tell us when you performed your most recent review for impairment along with the corresponding results of your impairment testing.

Allowance for Doubtful Accounts, page 58

44. Please revise your filing to provide an accounting policy for your accounts receivables and to provide an understanding of what your accounts receivable balances are comprised of. Additionally, please disclose the corresponding allowance for doubtful accounts for these accounts receivable as of September 30, 2015, if applicable.

Stock Based Compensation, page 58

45. We note your disclosure that during the period September 26, 2013 (inception) through September 30, 2015 you did not recognize any stock-based compensation. However, we note disclosure on page 46 of related party stock

issuances on October 1, 2013 and November 1, 2013 in consideration of services provided and issued as gifts. Please tell us how these common stock issuances were recorded in your financial statements and revise your filing accordingly.

Note 3. Income Taxes, page 58

46.   It appears that your income tax disclosures are based upon net losses before income taxes despite net income of $69,890. Please revise your filing to comply with all of the disclosure requirements of ASC 740-10-50.

Note 4. Related Party Transactions, page 58

47.   We note disclosure that on October 1, 2013 you issued 3,500,000 and 3,750,000 shares of common stock to Jason A. Sunstein Family Investments LLC and to Roberto Jesus Valdes, respectively, for services provided related to the organization and development of the company. However, disclosure on page 46 states that these shares were issued pursuant to an exchange agreement with International Land Alliance, SA De CV. Please revise your filing to reconcile these disclosures.

Note 5. Stockholders' Equity, page 58

48.   Please revise your filing to disclose the terms and issuances of your preferred stock similar to current disclosures provided for your common stock, also taking into consideration the disclosure requirements of ASC 505-10-50.

Note 8. Going Concern and Management Plans, page 65

49.   We note disclosure that you may have to delay repayments of your convertible notes if you are unable to raise additional capital. Please tell us and revise your filing to disclose detailed information (i.e. issuance(s), terms, etc.) related to your convertible notes.

Exhibits

50.   Please file as an exhibit to the registration statement the Share Exchange Agreement with the shareholders of ILA Mexico or tell us why you believe it is not required to be filed. Please refer to Item 601(b)(2) of Regulation S-K.

Exhibit 5.1

51.   Please revise the legal opinion to state that the shares being offered for resale by the selling shareholders are (not "will be") legally and validly issued, fully paid and non-assessable. Please refer to Staff Legal Bulletin No. 19, Section II(B)(2)(h).

Signatures

52.   Please indicate who is signing in the capacities of the registrant's principal financial officer and principal accounting officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John A. Spitz at 202-551-3484 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services